Exhibit 99.1

Borr Drilling Limited Announces Preliminary Results for the First Quarter of 2022 Hamilton, Bermuda, May 31, 2022: Borr Drilling Limited ("Borr", "Borr Drilling" or the "Company") announces preliminary unaudited results for the three months ended March 31, 2022.

Highlights First Quarter of 2022

  • Total operating revenues of $82.0 million, an increase of $12.9 million or 19% compared to the fourth quarter of 2021
  • Net loss of $51.3 million, an increase of $5.2 million compared to the loss in the fourth quarter of 2021
  • Cash and cash equivalents of $50.1 million and restricted cash of $8.2 million at the end of the first quarter of 2022, an increase of $12.3 million from the end of the fourth quarter of 2021
  • Adjusted EBITDA of $21.4 million, a decrease of $3.6 million compared to the fourth quarter of 2021
  • Raised net proceeds of $28.9 million in equity offering in January, and $5.1 million under ATM program during the quarter

Subsequent events

  • Raised additional $3.7 million under our ATM program in April 2022
  • Year to date in 2022, we have been awarded ten new contracts, extensions, exercised options and LOAs representing 4,232 days, or 11.6 years, and $487.4 million of potential revenue (including mobilization revenues but excluding options).

CEO, Patrick Schorn commented:
"The significant amount of contracts awarded recently, in combination with a sustained demand for additional rigs has put the offshore drilling industry on a strong growth trajectory. The previously projected increase in utilization levels, day-rates and contract durations is now coming to fruition and based on current tendering activity we expect this trend to continue. The number of contracted jack-up rigs has now recovered to pre-COVID levels and we expect several new awards to be nearing conclusion. This will bring the total number of contracted jack-ups back to levels last seen in 2015. Particularly in the modern jack-up segment (build after 2000),  marketed utilization has now reached the 90% mark and the visible incremental demand is bound to outstrip available supply in the coming quarters.

In the past few weeks we have been awarded significant new contracts with top tier operators in core markets, and our contract revenue backlog is now at an all time high of $853.3 million (including mobilization revenues and contracts through our Drilling JVs on a 100% basis) and we have 20 rigs contracted, with the majority of our available capacity for 2022 contracted.

Our refinancing process is ongoing, and we are in discussions with our lenders with a view to complete the refinancing before the end of the second quarter. Given the strong market fundamentals, multiple options are currently on the table in order to address the maturity profile of our debt position and provide a long term financing solution. Some of these options include straight debt solutions, while others involve certain assets sales, of which there is ample interest in our fleet at attractive prices. We are currently working to improve on all refinance conditions given that the market is rapidly and positively evolving, and believe a solution is achievable in the coming weeks.

We are pleased with our financial performance in the first quarter, taking into account the increased number of rigs we are preparing for operations. We expect revenues, Adjusted EBITDA and cash from operations to show solid increases in the next quarters both as a result of these rigs commencing work in addition to the rollover of contracts at higher day rates. We reiterate our guidance for 2022 with revenue between $375-$400 million and Adjusted EBITDA between $115 -$140 million. Based on the development of the day rates we have seen thus far in the year, and our orecast of having our remaining three delivered rigs employed by the end of this year, our preliminary outlook for 2023 indicate an approximate doubling of headline revenues year-on-year and Adjusted EBITDA to more than double from the 2022 forecast. "

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208